UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Octave Wins “IoT Innovation of the Year” Award in 2020 Mobile Breakthrough Award Program

Annual Awards Program Recognizes Top Mobile and Wireless Companies and Solutions Around the Globe

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 11, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that its Octave™ solution has been selected as winner of the “IoT Innovation of the Year” award in the fourth annual Mobile Breakthrough Awards program conducted by Mobile Breakthrough, a leading independent market intelligence organization that recognizes the top companies, technologies and products in the global wireless and mobile market today.

Sierra Wireless’ Octave is an all-in-one edge-to-cloud solution for Industrial IoT (IIoT) that enables businesses to accelerate their data-driven digital transformation. Octave is built on 25 years of Sierra Wireless IoT experience to deliver a new way for OEMs and industrial companies to access machine data in the cloud. By providing simple Cloud APIs to securely extract, orchestrate and act on data from remote assets, Octave eliminates the complex integration between hardware, firmware and cloud software, allowing businesses to get IoT applications up and running within days, instead of months.

“Octave eliminates the complexities of implementing and scaling IoT solutions, allowing industrial companies to cost-effectively access the benefits of IoT without the risks,” said Olivier Pauzet, Vice President, Product & IoT Solutions, Sierra Wireless. “With Octave, customers can focus on building their business rather than reinventing technical infrastructure, dramatically reducing costs and development time for OEMs, system integrators and enterprises. We are proud to receive this 2020 Mobile Breakthrough Award and look forward to continued success in helping organizations reduce their time to revenue, as well as development, management, and maintenance costs.”

The mission of the annual Mobile Breakthrough Awards is to honor excellence and recognize the innovation, hard work and success in a range of mobile and wireless technology categories, including Cloud Computing, Mobile Management, Wireless and Broadband, Mobile Analytics, IoT and Smart City and many more. All nominations were evaluated by an independent panel of experts within the wireless industry.

“While the promise of IoT is impressive, the reality is that it is difficult, complex and time consuming to integrate wireless edge technology,” stated James Johnson, managing director, Mobile Breakthrough. “Sierra Wireless’ Octave addresses these challenges head-on, creating a new category of IoT solutions, with cloud-based features that provide all the components of distributed IoT connectivity in a single, integrated solution. We are thrilled to recognize Sierra Wireless for their breakthrough Octave solution and congratulate the entire Sierra Wireless team for their well-deserved ‘IoT Innovation of the Year’ award.”

With its unique distributed data orchestration capabilities and security features, Octave abstracts away the complexity involved in integrating IoT into existing company infrastructure, empowering businesses to easily and quickly develop IoT applications, collect IoT application data and analyze this data for actionable insights. By building edge-to-cloud connectivity into products, companies can collect data about how equipment is being used, allowing them to maximize performance and uptime, reduce maintenance costs and offer transformational equipment-as-a-service and consumption-based services.

With interfaces to all major cloud service providers, Octave turns the Industrial IoT into a set of simple cloud APIs that companies can merge with their existing IT systems. For example, Sierra Wireless announced the successful integration between Octave and Microsoft Azure IoT Central, enabling developers to deploy secure, intelligent, and reliable IoT device connectivity and collect data as an extension of their Microsoft Azure experience.

For more information and to demo Octave for your next IoT initiative, visit: https://www.sierrawireless.com/octave. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources:

  Hear What Companies Are Saying About Octave
  Case Study: How Axibio Connected the Circular Economy to the Cloud
  Video: Octave, The All-In-One Edge-to-Cloud Solution For Connecting Your Industrial Assets
  White Paper: What is Data Orchestration and Why it is Shifting the Paradigm for Industrial IoT
  Forrester Report: Accelerate Your IIoT Project’s Time-to-Market by 9 Months
  Infographic: The Total Economic Impact of Sierra Wireless Octave
  Webinar: 88% ROI: A Paradigm Shift in Industrial IoT
  Blog: Sercel Builds S-Lynks, a New Structural Health Monitoring Business Using the Octave Industrial IoT Edge-to-Cloud Solution
  Blog: Using the Industrial IoT To Connect Remote Industrial Assets To The Cloud
  Blog: Why IoT Platform Provider Losant Thinks Octave Will Accelerate Industrial IoT Implementation
  Blog: Sierra Wireless and Microsoft Bring Simplicity to Industrial IoT Deployments
  Blog: Accelerating IoT Solution Development and Commercialization with Octave

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

About Mobile Breakthrough

Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the Mobile Breakthrough Awards program is devoted to honoring excellence in mobile and wireless technology companies, products and people. The Mobile Breakthrough Awards provide a platform for public recognition around the achievements of breakthrough mobile companies and products in categories including Cloud Computing, Mobile Management and Security, Wireless and Broadband, Mobile Analytics, IoT and Smart City technology, WLAN, WiFi and more. For more information visit MobileBreakthroughAwards.com.

“Sierra Wireless” and “Octave” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 12, 2020